

December 4, 2013

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Confidential Draft Registration Statement No. 2 on Form S-1**
> **Submitted on November 12, 2013**
> **CIK No. 0001582982**

Dear Mr. Haq:

We have reviewed your amended draft registration statement and response letter dated November 12, 2013, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated October 7, 2013.

General

1.   Please update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

2.   We are in receipt of your graphical materials submission. Comments regarding such submission will be conveyed separately.

Important Introductory Information, page 1

3.   Please expand your discussion of the consideration to be paid for the acquired assets, to break down the portion that will be paid in cash versus that to be paid in shares. Ensure that you briefly describe the minimum and maximum amount of shares to be released from escrow to the target shareholders, and the corresponding performance conditions. Also, provide a materially complete quantitative description of the share-based compensation terms in Acquisitions-Consideration to be Paid to Target Sellers.

Prospectus Summary, page 1

4.   We reissue prior comment 9, insofar as you have not provided the requested client information at the end of all the prior financial statement periods presented. Such information is helpful to investors, as it allows for comparison of the rate at which you grew your client base during each period.

5.   Please revise your disclosures related to revenue and net income information, to provide such information for all financial statement periods presented. As we explained, such information is important to allow investors to evaluate your financial performance at the outset of the document.

Risks Relating to Our Business, page 4

6.   We note your revised disclosures regarding the challenges faced in retaining customers of acquired businesses. In light of the significance of this challenge to the successful integration of the businesses to be acquired in the offering, consider bifurcating the discussion regarding client retention challenges from your discussion of other risks applicable to your business. Also, to provide context for the second bullet point, stating you may not be able to retain customers of the Target Sellers, ensure that this bullet point explains how historical challenges may impact this risk. Lastly, as requested in prior comment 7, ensure that your discussion regarding such historical challenges is provided on a period by period basis.

Risk Factors

"We structure our acquisitions as asset purchases, which may limit the ability...," page 10

7.   Please expand the revisions you made in response to prior comment 22, to discuss the risks associated with the asset transfers being subject to potential attack by creditors of the target entities under fraudulent conveyance statutes and other creditor-protective claims.

Use of Proceeds, page 27

8.   You state that you intend to use a portion of the proceeds to repay certain indebtedness. Please disclose the interest rate and maturity of such indebtedness. Refer to Instruction No. 4 to Item 504 of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 33

9.   We note your response to prior comment 27. Considering the historical losses of the combined entities, and your lack of history operating these companies on a combined basis, please clarify how your projected taxable income is based on objectively verifiable evidence. We refer you to ASC 740-10-30-23.

10.   Based on your response to prior comment 30, it appears that the acquisitions of your Target companies include the same inputs, processes and outputs as your recent historical acquisitions that you describe in your response to prior comment 59. Please clarify the characteristics of your Target Companies that are different than your historical acquisitions, such that they resulted in goodwill. While we note in your response to prior comment 59 you indicate that past acquisitions have been weaker companies for which

the Company was able to negotiate prices which were very close to the value of the customer contracts, please clarify how the stronger attributes present in your Target Companies are unrelated to the value of the customer contracts and are attributable to other factors. Consider revising your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Case Study: Metro Medical Acquisition, page 50

11.   To provide meaningful context to your case study, please expand your study to disclose the aggregate number of customers and physicians for the time periods presented. Further, since you provide a non-GAAP measure, EBITDA, to illustrate the performance of the business, please also provide the information required by Item 10(e) of Regulation S-K, including providing the most directly comparable GAAP measure, net income, both in the visual presentation, and in your bullet points. Please also provide a reconciliation of the differences between EBITDA and net income as determined on a GAAP basis.

12.   Expand your disclosure to explain how you derived the monthly financial performance measures presented in the case study table. For example, discuss whether this data was derived from financial statements prepared in accordance with GAAP.

Key Metrics

Customer Renewal Rates, page 51

13.   We note your revised disclosures in response to prior comment 36. Please clarify why you include acquired accounts that are not a party to a services agreement with you in your customer renewal rates. As part of your response, clarify whether these are revenue generating customers. Further, please separately disclose the percentage of your revenue that you generate from: 1) PracticePro customers, 2) Customers who are also partial users of your EHR, and 3) Customers who are meaningful users, in order to better explain the relationship between the renewal rates that you provide and revenue that you recognize.

Retention and Migration of Acquired Customers, page 51

14.   We reissue prior comment 36, insofar as you have not told us whether you utilize any metrics to track the rate at which you retain customers from acquired businesses. Although we note certain transaction and time-specific information provided in this section, it is not clear whether you have consistently used a metric in this regard for each of the periods presented in your financial statements. Additionally, your revenue-retention experience should be disclosed so as to provide insight into the impact of your acquisitions on your revenue base.

Discussion of the Pro Forma Financial Results for the year ended December 31, 2012, page 60

15.   Tell us what consideration you gave to also disclosing the amount of revenue included in your pro forma results for the year ended December 31, 2012 and the six months ended June 30, 2012 attributable to customers from acquired entities who are no longer customers as of the current date. That is, the revenue attributable to customers that you did not retain subsequent to the acquisition dates.

16.   We note your disclosure that you have historically reduced operating costs by terminating employment of the majority of employees of the acquired companies, terminating or not assuming real property leases, and to the extent necessary, instead utilizing low cost employees based in Pakistan. However, we also note your disclosure on page 50 that you will seek to address the challenges you have experienced in prior acquisitions with respect to customer loss by retaining a larger portion of the Target Sellers' existing workforce for a longer period of time than in previous acquisitions, as well as developing integrations with existing software solutions. Please clarify what impact you expect this to have on your results of operations.

Quantitative and Qualitative Disclosures about Market Risk, page 64

17.   We note in your response to prior comment 43 you state that that at some time in the future the retained earnings in Pakistan will exceed the amount of working capital required for normal operations plus the amount required for investments in capital equipment to support growth in Pakistani operations, but you expect that it will be several years before you will have earnings available to repatriate. Tell us what consideration you gave to disclosing these factors in light of the substantial cash balances held in Pakistan.

Acquisitions

Representations and Warranties, page 82

18.   Please revise your disclosure to state affirmatively, rather than through the inclusion of a belief-qualified statement, whether there are any material exceptions to the representations and warranties in the acquisition agreements.

Executive Compensation

Summary Compensation Table for the Year ended December 31, 2012, page 94

19.   We reissue prior comment 49, insofar as we are unable to locate disclosure that briefly explains why the referenced executives received the specific salaries and bonuses. For example, explain what factors were considered in setting the compensation amounts, and what persons made these compensation decisions.

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and 2011

7. Intangible Assets, page F-17

20.   Tell us what consideration you gave to providing disclosure of the facts and circumstances leading to the loss of customer contracts relating to your MABCO acquisition, that you describe in response to prior comment 61. We refer you to ASC 350-30-50-3.a.

Ultimate Medical Management, Inc. Consolidated Financial Statements, page F-86

21.   We note that Ultimate Medical Management, Inc.'s financial statements have been restated to correct a misapplication of accounting for revenue recognition on unbilled services. Tell us what consideration you gave to disclosing a description of the nature of the correction as required by ASC 250-10-50-7 as well as the cumulative effect of the change in accounting on retained earnings as of the beginning of the earliest period presented. We refer you to ASC 250-10-50-7.b. Further, tell us how the auditors considered including a reference in their audit report to the restatement. We refer you to AU 561.06.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc: Via E-Mail
        Zev M. Bomrind
        Alston & Bird, LLP